EXHIBIT 12.1

PORTLAND GENERAL ELECTRIC COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Years Ended December 31,
	2013	2012	2011	2010	2009

Income from continuing operations before income taxes	$125,758	$205,406	$204,714	$178,158	$131,636
Total fixed charges	118,189	122,851	126,766	131,486	129,948
Total earnings	$243,947	$328,257	$331,480	$309,644	$261,584

Fixed charges:
Interest expense	$100,818	$107,992	$110,413	$110,240	$103,389
Capitalized interest	6,892	3,699	3,059	9,097	11,816
Interest on certain long-term power contracts	5,996	6,643	8,764	8,068	10,038
Estimated interest factor in rental expense	4,483	4,517	4,530	4,081	4,705
Total fixed charges	$118,189	$122,851	$126,766	$131,486	$129,948

Ratio of earnings to fixed charges	2.06	2.67	2.61	2.35	2.01